December 20, 2006
VIA EDGAR AND FEDEX
Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Equity Lifestyle Properties, Inc.
Form 10-K for the year ended December 31, 2005
File No. 001-11718
Dear Mr. Telewicz:
     Set forth below are the responses of Equity LifeStyle Properties, Inc. (the “Company,” “we,” “us” or “our”) to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) received by letter dated November 30, 2006 with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “2005 10-K”). The Company has filed, via EDGAR, this letter (tagged correspondence).
Form 10-K for the year ended December 31, 2005
Note 2 — Summary of Significant Accounting Policies, pages F-11 — F-15
Comment 1:
     Please tell us what consideration you gave to including your policies related to your Encore Royalty Club disclosed on page 25.
Response:
     The Encore Royalty Club (the “Club”) was initially referred to on page 28 of our 2005 10-K under the caption “2005 Accomplishments.” We described the Club as a program launched in 2005 in an effort to increase our seasonal and annual customer base. The program does not generate any revenue and is offered at no cost to customers, provided they meet minimum stay requirements at our resort Properties (as such term is defined in the 2005 10-K). Qualifying customers do not have to join the Club, and the seasonal or annual rent paid by Club members is the same as that paid by non-members. Customer benefits include discounts on healthcare, entertainment and shopping that are administered by third-party vendors. The costs associated with the Club are a small per person fee based upon the number of customers who join the program, which is payable to a third-party vendor, and the production and delivery of a membership kit to Club members. The Club program costs are expensed as incurred and therefore are not deemed to require disclosure as a significant accounting policy. The expenses included in our 2005 10-K related to the Club were approximately $320,000.

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
December 20, 2006

(e) Real Estate, page F-12
Comment 2:
     In your correspondence dated December 10, 2004, under comment 13, you represented that in future filings you would include revised language relating to impairment policies which omitted the term “permanent impairment.” In future filings please use the language proposed in your letter or advise.
Response:
     In future filings, we will use the language relating to impairment policies proposed in our correspondence dated December 10, 2004.
(h) Investments in Joint Ventures, page F-13
Comment 3:
     We note your disclosure that you have not recognized the excess of the straight-line revenue over cash payments received under your lease with Thousand Trails Operations Holding Company. Please explain to us your basis for not recognizing this revenue. To the extent you have determined that Thousand Trails Operations Holding Company represents a credit risk, tell us the factors that lead to that conclusion. Include in your response the amount of any outstanding current receivable related to the Thousand Trails, the amount of time that receivable has been outstanding, and the allowance that the Company has recorded. Reference is made to SFAS 13, FTB 85-3 and FTB 88-1.
Response:
     On November 10, 2004, we announced that we entered into a 15-year operating lease with Thousand Trails Operations Holding Company, L.P. (“TT”) simultaneously with our acquisition of 57 Properties from TT (the “TT Properties”). The disclosure regarding this lease with TT is in Note 2(i) Income from Other Investments, net in the 2005 10-K. TT was owned by Kohlberg & Company, L.L.C. (“Kohlberg”). The lease terms included an annual fixed payment of $16 million (payable monthly) with increases of 3.25% per year over the term of the lease. In accordance with SFAS 13 “Accounting for Leases” and FTB 85-3 “Accounting for Operating Leases with Scheduled Rent Increases,” this fixed escalation is required to be straight-lined over the 15-year lease term. Straight-line rental revenue to be recognized over the life of the lease would be approximately $20 million per year, resulting in a non-cash straight-line rental revenue adjustment of approximately $4 million in 2005 and a deferred rent receivable balance of approximately $5 million as of December 31, 2005. In accordance with our accounts receivable review policies and under SFAS 5 “Accounting for Contingencies,” we considered the following factors with regards to whether we could conclude it would be probable that the resulting deferred rent receivable would be collectible as of December 31, 2005 and over the term of the lease:
•	TT’s trailing twelve-month EBITDA (earnings before interest, taxes, depreciation and amortization, as determined by TT) at the time of the lease signing and before the lease payment, was approximately $21 million. For calendar 2005, the EBITDA was approximately $22 million. In order to fully collect the deferred rent receivable balance, TT’s annual EBITDA, based on

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
December 20, 2006

current levels, would have to grow between approximately 10 and 20 percent. In addition, approximately $17 million of TT’s EBITDA was from stable operations. The source of the remaining TT EBITDA was an unpredictable membership sales business.
•	We viewed Kohlberg as a short-term owner of TT based upon the following factors:
o	In connection with our purchase of the TT Properties, Kohlberg was actively trying to sell the TT operating business to us as part of the TT Properties purchase.
o	Prior to our announcement of the TT Properties purchase transaction on August 3, 2004, and prior to the actual closing on November 10, 2004, Kohlberg engaged in discussions for the sale of the TT operating business to other parties. Kohlberg continued this marketing effort after the November 10, 2004 closing.
o	Based on Kohlberg’s investment history, highlighted on their website, it was not a long-term holder of its investments. Formed in 1987, Kohlberg typically has made investments in middle market companies with enterprise values between $100 million and $500 million. Since its formation, it has completed more than 80 platform investments and invested approximately $1.5 billion during this period. Kohlberg has successfully exited a number of its investments through sales to corporate acquirors, public equity offerings and recapitalizations and returned approximately $2 billion in cash to its investors.
•	The lease terms provided us the ability to approve the sale of TT to a new owner and it was anticipated that such approval would result in a restructuring of the existing lease or entering into a new lease upon the sale of TT.
     As a result of our review of the factors above, we did not recognize the non-cash straight-line rental revenue adjustment and consequently did not record a deferred rent receivable on our books in accordance with SFAS 5 and Statement of Financial Accounting Concepts 6 “Elements of Financial Statements.” SFAS 5 states that if, based on current information and events, it could not be concluded that collection was probable, then a loss contingency exists and must be accrued for. Our determination of the collectibility of this deferred rent receivable required significant judgment and an analysis of the following factors: (i) the fact that the future creditworthiness of TT, a private entity, would require almost a decade of assumptions (the straight-line rental revenue adjustment is greater than the cash rental payments until the ninth full year of the lease term) and would require significant increases in operations and attainment of those increases was uncertain, (ii) in our view, the current owner would not have been the owner of TT over the term of the lease, which also provided uncertainty over the term of the lease regarding the underlying property operations, and (iii) we expected to either restructure the current lease or enter into a new lease upon the sale of TT. We did not record the non-cash straight-line rental revenue adjustment and resulting deferred rent receivable because we could not conclude that collection of such receivable was probable.
     The cash payment requirements under the terms of the lease remained current throughout 2005.
     FTB 88-1 “Issues Relating to Accounting for Leases — Time Pattern of the Physical Use of the Property in an Operating Lease; Lease Incentives in an Operating Lease; Applicability of Leveraged Lease Accounting to Existing Assets of the Lessor; Money-Over-Money Lease

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
December 20, 2006

Transactions; Wrap Lease Transactions” was not considered by us, because the lease did not contain any of the provisions discussed in FTB 88-1.
(j) Insurance Claims, page F-13
Comment 4:
     Please tell us how you considered FIN 30 in recognizing gains or losses with respect to hurricane damages and the related insurance claims sustained in 2004. Additionally, please describe your accounting basis for reserving approximately $2.0 [million] in expenditures, and your basis under SFAS 5 for recognizing a receivable from insurance providers of $3.9 million and $5.9 million as of December 31, 2005 and 2004 respectively.
Response:
     In August and September of 2004, approximately 70 of our Florida Properties were damaged and/or impacted by four hurricanes that made landfall in Florida. Several Properties were impacted by more than one of the hurricanes. We incurred significant out-of-pocket expenses for costs to rehabilitate the Properties in order to allow our customers access to their homes as soon as possible after the hurricanes struck (“Property Clean-up”). The damages to our non-monetary assets primarily related to damaged assets such as buildings, fences, awnings and signage at the Properties (“Property Damage”), which had relatively small net book values. Our Properties are primarily comprised of land improvements such as improved concrete sites, streets and common area improvements such as swimming pools and tennis courts which had very little damage from the hurricanes. Our customers own the resort homes or cottages and lease our sites.
     We reviewed our insurance policies to determine what to include in our claims to our insurance carriers for reimbursement. We also consulted with outside legal counsel to determine if what we included in our claims was appropriate under the policies. Based upon these reviews, we have ultimately filed total claims of approximately $18.9 million, which included claims for Property Clean-up, Property Damage and business interruption. Additional claims may still be filed.
     Our insurance receivable balance at both December 31, 2004 and December 31, 2005 was comprised of actual out-of-pocket expenses incurred for Property Clean-up less any insurance claim proceeds received through those dates. Also excluded from our receivable were our estimated deductibles as prescribed by our policies and other estimated non-recoverable losses we could not conclude would be covered by our policies, which together totaled approximately $2.0 million (the “Deductibles”). The Deductibles represent the $2.0 million reserve described in our footnote disclosure and represent Property Clean-up costs that were expensed. Based upon a thorough examination of our policies, consultation with outside legal counsel, the nature of our claims and the fact that no denial of claims have been received from our insurance carriers, we determined that it was probable that the insurance receivable balances at each balance sheet date would be collectible as prescribed by SFAS 5. As indicated in our 2005 10-K, the insurance receivable was reduced from $5.9 million at December 31, 2004 to $3.9 million as of December 31, 2005, and the balance has continued to decrease as a result of insurance recoveries, such that as of September 30, 2006, the insurance receivable balance was $2.7 million. Our insurance carriers have made the claim process slow and deliberate and we continue to diligently and vigorously pursue all outstanding claims with our insurance

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
December 20, 2006

carriers. We have not received any indication to change our original assessment that the collection of our insurance receivable in full is still probable.
     We accounted for the Property Damage sustained from the 2004 hurricanes in accordance with FIN 30 “Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets.” We determined the net book value of the Property Damage and recorded a loss of approximately $1.0 million. Based upon the nature of the items included in the Property Damage and the small dollar amount of each item, we did not include these as part of our receivable. Costs incurred for the replacement of the Property Damage items have been either capitalized or expensed in accordance with our capitalization policy.
     Pursuant to FIN 30, no receivable was recorded for contingent gains from anticipated insurance claims related to business interruption or for future expenditures. To the extent that insurance proceeds received exceed our receivable, we will record a gain on insurance settlement in the period the funds are received, which would best represent when we determined the funds would be collectible.
(n) Minority Interests, page F-14
Comment 5:
     Please confirm for us how you calculate the Common OP Unitholders’ respective ownership percentage of the Operating Partnership. It appears from your disclosure that you calculate this amount as the number of OP Units held by Common OP Unitholders divided by the total OP Units plus shares of common stock. Explain to us how you determined that shares of common stock should be included in the denominator for purposes of calculating this percentage.
Response:
     The ownership percentage for the Common OP Unitholders is properly calculated by dividing the number of common OP Units held by the Common OP Unitholders by the total OP Units held by the Common OP Unitholders and the Company. The common stock outstanding is not and has not been included in the denominator for purposes of calculating the minority interest percentage. The number of shares of common stock outstanding is the same as the number of OP Units owned by the Company and as a result, those descriptions are used interchangeably.
     We will clarify our disclosure in future filings to include the following:
     “Minority Interests
     Net income is allocated to Common OP Unitholders based on their respective ownership percentage of the Operating Partnership. Such ownership percentage is calculated by dividing the number of common OP Units held by the Common OP Unitholders by the total OP Units held by the Common OP Unitholders and the Company. Issuance of additional shares of common stock or common OP Units changes the percentage ownership of both the Minority Interests and the Company. Due in part to the exchange rights (which provide for the conversion of common OP Units into shares of common stock on a one-for-one basis), such transactions and the proceeds therefrom are treated as capital transactions and result in an allocation between stockholders’ equity

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
December 20, 2006

and Minority Interests to account for the change in the respective percentage ownership of the underlying equity of the Operating Partnership.”
     In connection with our responses to comments received on November 30, 2006 from the Commission pertaining to the 2005 10-K, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
2.	Staff comments or revisions to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require additional information, please feel free to contact me at 312-279-1496.

EQUITY LIFESTYLE PROPERTIES, INC.
/s/ Michael B. Berman
Michael B. Berman
Executive Vice President and Chief Financial Officer